Exhibit 99.l

News Release

December 3, 2025

TELUS provides three-year free cash flow growth target

TELUS advances plan to step down Discounted DRIP in 2026

TELUS pauses dividend growth until share price reflects growth prospects

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) today provided an updated mid-term outlook and further details of its enhanced capital allocation framework, including a new multi-year free cash flow growth target. In addition, TELUS will systematically step down its Discounted DRIP beginning in early 2026 and pause its dividend growth while continuing to pay its quarterly dividend at the most recent level of $0.4184 per share. These actions augment TELUS’ plan to reduce its net debt to EBITDA leverage ratio1 to approximately 3-times by the end of 2027. As of September 30, 2025, the Company's leverage ratio improved to 3.5-times, supported by its successful Terrion partnership, hybrid note issuances, other strategic partnerships and non-core asset divestitures, and continued access to TELUS Digital’s strong cash flow generation. We expect further improvement to approximately 3.3-times by the end of 2026, supported by considerable deleveraging initiatives, potential hybrid note offerings and meaningful free cash flow generation.

“TELUS is advancing its capital allocation strategy, supported by strong business fundamentals and significant free cash flow generation,” said Darren Entwistle, President and CEO of TELUS. “Our confidence in delivering free cash flow growth at a minimum 10 per cent compounded annual growth rate through 2028 reflects our strong financial momentum. Additionally, we are executing on our clearly defined plan to advance and systematically step down the Discounted DRIP beginning in Q1 2026. Importantly, it is our intention to continue paying the dividend at its current nominal level. We will, however, moderate our dividend growth model of 3 to 8 per cent according to our dividend yield, including pausing our dividend growth until such time as our share price and associated dividend yield better reflects the considerable growth prospects of TELUS. These actions will be augmented by a range of opportunities that we are actively pursuing, including a strategic partner for TELUS Health and accelerated monetization of considerable real estate and copper assets. Collectively, these undertakings reinforce our strong progress on deleveraging, with our leverage ratio expected to reach approximately 3.3-times by the end of 2026 as we advance toward our target of approximately 3-times by the end of 2027.”

Three-year free cash flow growth target

Consistent with our public targets, TELUS expects to generate approximately $2.15 billion in free cash flow1 in 2025. For the subsequent three years, from 2026 through 2028, TELUS expects to grow its free cash flow at a minimum 10 per cent compounded annual growth rate. Our preliminary target for free cash flow for 2026 is $2.4 billion, with capital expenditure target for 2026 at approximately $2.3 billion.

Concurrently, TELUS’ free cash flow projections translate into a cash dividend coverage ratio of approximately 75 per cent of free cash flow on a prospective basis, for each of these three years, consistent with the Company’s long-term guideline.

Step-down of Discounted DRIP

TELUS plans a step down of its current Discounted DRIP (“DDRIP”) of 2 per cent to a discount of 1.75 per cent for dividends declared in February and May 2026, moving to 1.5 per cent for dividends declared in August and November 2026, and to 1 per cent for dividends declared in 2027, with zero discount starting in 2028. The Company’s DDRIP has served as a prudent capital management tool as it navigated a significant investment cycle related to its PureFibre network build, as well as over $4 billion in spectrum purchases since 2019. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis.

1 These are Non-GAAP and other specified financial measures. See Section 11.1 of TELUS’ third quarter 2025 MD&A.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, including the statements in this release regarding our deleveraging plan and expected reduction of our net debt to EBITDA leverage ratio, our current monetization and partnership initiatives, the timing and amount of the step down of our Discounted DRIP, our expected free cash flow in 2025, and our targets for free cash flow growth and resulting dividend coverage ratio projections. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Disclosure regarding our financial targets is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected financial results in 2025 and future years as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. These statements are subject to risks and uncertainties and are made based on our current assumptions, including assumptions about future economic conditions and courses of action. Accordingly, this news release is subject to the disclaimer and the qualifications and should be read together with the risk factors and assumptions set out in our 2024 annual management’s discussion and analysis (“MD&A”), and updated in our third quarter 2025 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook.

The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com

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